October 20, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Exelixis, Inc. (the “Company”)
Form S-1 Registration Statement, as amended (File No. 333-152166)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended, to become effective at 5:00 p.m. Eastern Time Monday, October 20, 2008 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EXELIXIS, INC.

By:	/s/ George A. Scangos, Ph.D.
George A. Scangos, Ph.D.
President and Chief Executive Officer

cc:	Suzanne Sawochka Hooper, Esq.